SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

NextSource Materials, Inc.

(Name of Issuer)

Common Stock, $0.001

(Title of Class of Securities)

65342W109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 65342W109	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VR Global Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,146,809 **
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,146,809 **
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,146,809 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% **
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 65342W109	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VR Advisory Services Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,146,809 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,146,809 **

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,146,809 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% **
12	TYPE OF REPORTING PERSON* CO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 65342W109	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VR Capital Participation Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,146,809 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,146,809 **

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,146,809 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% **
12	TYPE OF REPORTING PERSON* CO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 65342W109	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VR Capital Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,511,904**
	6	SHARED VOTING POWER 24,146,809 **
	7	SOLE DISPOSITIVE POWER 6,511,904 **
	8	SHARED DISPOSITIVE POWER 24,146,809 **

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,658,713 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% **
12	TYPE OF REPORTING PERSON* CO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 65342W109	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VR Capital Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,658,713 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,658,713 **

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,658,713 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% **
12	TYPE OF REPORTING PERSON* CO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 65342W109	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard Deitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,658,713 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,658,713 **

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,658,713 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% **
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Amendment No. 2 to Schedule 13G (this “Amendment”) relates to shares of Common Stock, $0.001 (“Common Stock”), of NextSource Materials Inc., a Canadian corporation, formerly known as Energizer Resources Inc., a Minnesota corporation (the “Issuer”), and is being filed on behalf of (i) VR Global Partners, L.P. (the “Fund”), a Cayman Islands exempted limited partnership, (ii) VR Advisory Services Ltd (“VR”), a Cayman Islands exempted company, as the general partner of the Fund, (iii) VR Capital Participation Ltd. (“VRCP”), a Cayman Islands exempted company, as the sole shareholder of VR, (iv) VR Capital Group Ltd. (“VRCG”), a Cayman Islands exempted company, as the sole shareholder of VRCP, (v) VR Capital Holdings Ltd. (“VRCH”), a Cayman Islands exempted company, as the sole shareholder of VRCG and (vi) Richard Deitz, the principal of VR, VRCP, VRCG, VRCH (collectively with the Fund, VR, VRCP, VRCG and VRCH, the “Reporting Persons”). All shares of Common Stock are held by the Fund and VRCG. This Amendment amends and restates the original Schedule 13G filed with the Securities and Exchange Commission on December 29, 2015 (the “Original 13G”), as such Original 13G was amended and restated by Amendment No. 1 (the Schedule 13G/A) filed with the Securities and Exchange Commission on February 14, 2017 (together with the Original 13G, the “Previous 13G/A”) by certain of the Reporting Persons.

Item 1(a)	Name of Issuer.

Item 1(a) of the Previous 13G/A is hereby amended and restated to read as follows:

NextSource Materials Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Item 1(b) of the Previous 13G/A is hereby amended and restated to read as follows:

1001-145 Wellington Street West

Toronto, Ontario

Canada

M5J 1H8

Item 2(e)	CUSIP Number.

Item 2(e) of the Previous 13G/A is hereby amended and restated to read as follows:

65342W109

Item 4	Ownership.

Item 4 of the Previous 13G/A is hereby amended and restated to read as follows:

For the Fund:

Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
24,146,809 (consisting of 22,479,809 shares of Common Stock and warrants exercisable to purchase 1,667,000 shares of Common Stock)	0	5.2%

For VR:

Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
0	24,146,809 (consisting of 22,479,809 shares of Common Stock and warrants exercisable to purchase 1,667,000 shares of Common Stock)	5.2%

For VRCP:

Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
0	24,146,809 (consisting of 22,479,809 shares of Common Stock and warrants exercisable to purchase 1,667,000 shares of Common Stock)	5.2%

For VRCG:

Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
6,511,904 shares of Common Stock	24,146,809 (consisting of 22,479,809 shares of Common Stock and warrants exercisable to purchase 1,667,000 shares of Common Stock)	6.6%

For VRCH:

Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
0	30,658,713 (consisting of 28,991,713 shares of Common Stock and warrants exercisable to purchase 1,667,000 shares of Common Stock)	6.6%

For Mr. Deitz:

Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
0	30,658,713 (consisting of 28,991,713 shares of Common Stock and warrants exercisable to purchase 1,667,000 shares of Common Stock)	6.6%

(1)	The above percentages were computed using the 462,495,711 publicly reported shares of Common Stock outstanding as of November 14, 2017 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 14, 2017, plus the shares of Common Stock issuable upon the exercise of the warrants then held by each of the Reporting Persons.

The filing of this Amendment shall not be construed as an admission that VR, VRCP, VRCG, VRCH or Mr. Deitz is or was the beneficial owner of any of the Common Stock or warrants exercisable to purchase Common Stock of the Issuer purchased by the Fund. Pursuant to Rule 16a-1, VR, VRCP, VRCG, VRCH and Mr. Deitz disclaim such beneficial ownership except to the extent of its or his respective pecuniary interest therein.

Item 10	Certification.

For VR, VRCP, VRCG, VRCH and Mr. Deitz:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For the Fund:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect..

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

VR Global Partners, L.P.

By:	VR Advisory Services Ltd, its general partner

	By:	/s/ Emile du Toit
	Name:	Emile du Toit
	Title:	Authorized Person

VR Advisory Services Ltd

	By:	/s/ Emile du Toit
	Name:	Emile du Toit
	Title:	Authorized Person

VR Capital Participation Ltd.

	By:	/s/ Emile du Toit
	Name:	Emile du Toit
	Title:	Authorized Person

VR Capital Group Ltd.

	By:	/s/ Emile du Toit
	Name:	Emile du Toit
	Title:	Authorized Person

VR Capital Holdings Ltd.

	By:	/s/ Emile du Toit
	Name:	Emile du Toit
	Title:	Authorized Person

/s/ Richard Deitz
Richard Deitz